

July 15, 2014

<u>Via E-mail</u>
W. Edward Nichols
Chief Executive Officer
Three Forks, Inc.
555 Eldorado Blvd.
Suite #100
Broomfield, CO 80021

> **Re:** **Three Forks, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **File No. 333-192228**
>
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed July 3, 2014**
> **File No. 0-55033**

Dear Mr. Nichols:

We have reviewed your response letter dated July 3, 2014 as well as your amended filings and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 5 to Registration Statement on Form S-1 Filed July 3, 2014</u>

<u>Incorporation of Certain Information by Reference, page 63</u>

1. We note that you have provided a list of Exhibits incorporated by reference. Item 12 requires disclosure of certain documents incorporated by reference – namely the Form 10-K and other reports filed since the end of the fiscal year. See Item 12(a) of the Form S-1. Unless you are specifically incorporating any of those documents to provide the

disclosure required by Items 3 through 11 of the S-1, as permitted under General Instruction VII to the Form S-1, you should indicate "none" for that Item and delete the list of exhibits. The list of Exhibits is required in Part II of the Form S-1 as you have done on page 75.

Exhibits And Financial Statement Schedules, page 75

2. Both the consent filed as Exhibit 23.3 and the description of Exhibit 99.1 refer to the reserves study, dated April 2, 2014; however, the reserves report filed as Exhibit 99.1 is dated June 23, 2014. Please obtain and file a revised consent to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation. Also, and if necessary, revise the "description" relating to Exhibit 99.1 to reference the appropriate date.

Exhibit 5.1

3. Please obtain and file a dated legal opinion.

Exhibit 99.1

4. We note your response to comment 4 in our letter dated June 19, 2014; however, it does not appear that the discussion in the reserves report has been revised. We re-issue our prior comment requesting that you provide us with a narrative explanation of why there are no proved shut-in reserves attributable to the net investment of $211.8 thousand dollars. Also obtain and file a revised reserve report that clearly explains, as part of the discussion in the report, why there are no proved shut-in reserves and yet there is a net investment.

5. We note your response to comment 4 in our letter dated June 19, 2014; however, it does not appear that the discussion in the report has been revised to address the points as noted below. Therefore, we re-issue our prior comment in-part. Please obtain and file a revised report from your engineers to address the following information in order to satisfy your filing obligations.

- A reference in the discussion to the date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).
- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-2

6.   It does not appear that you revised the audit opinion as confirmed in your response to
        comment 1 in our letter dated June 19, 2014. We note the following:

    • the first paragraph does not refer to the separate period from March 28, 2012
      (inception) through December 31, 2012;
    • the third paragraph does not include an opinion on the financial position of Three
      Forks, Inc. as of December 31, 2012; and
    • the third paragraph does not refer to the separate period from March 28, 2012
      (inception) through December 31, 2012.

Item 15-Exhibits, Financial Statement Schedules, page 63

7.   On page 20 and elsewhere on page F-21, you disclose that estimates of the Company's
        crude oil and natural gas reserves and present values at December 31, 2013 were
        prepared by Ralph E. Davis Associates, Inc. Item 1202(a)(8) of Regulation S-K requires
        that the "[r]egistrant shall file a report of the third party as an exhibit to the relevant
        registration statement or other Commission filing." To comply with Item 1202(a)(8) of
        Regulation S-K, please amend your filing on Form 10-K to file the subject report as an
        exhibit. Also revise your disclosure under the section "Exhibits" to reference the subject
        report.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    • should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;

    • the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility for
      the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Michael A. Littman